# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coinbase Global, Inc., CIK 0001679788
CUSIP: 19260Q107
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: ONE MADISON AVENUE, SUITE 2400, New York, New York (NY), 10010
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001341004-22-000067
Filed by CIK 0001851492

## Reporting persons
- Brian Armstrong: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 33,103,998; shared voting power 0; sole dispositive power 33,103,998; shared dispositive power 0; aggregate amount beneficially owned 33,103,998 (13.91% of the class)
- The Brian Armstrong Living Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 24,231,751; shared voting power 0; sole dispositive power 24,231,751; shared dispositive power 0; aggregate amount beneficially owned 24,231,751 (10.58% of the class)

## Item 1. Issuer
Name of issuer: Coinbase Global, Inc.
Address of issuer's principal executive offices: The Issuer's principal executive offices are located at One Madison Avenue, Suite 2400, New York, NY 10010.

## Item 2. Person Filing
Name of person filing: This statement is being filed jointly pursuant to Section 240.13d-1(k)(1) on behalf of Brian Armstrong and The Brian Armstrong Living Trust (together, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is One Madison Avenue, Suite 2400, New York, NY 10010.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Each Reporting Person may be deemed to be the beneficial owner of the shares of Class A Common Stock listed on such Reporting Person's cover page.

As of December 31, 2024, Mr. Armstrong's beneficial ownership consists of: (i) 5,913,854 stock options held directly by Mr. Armstrong that are vested or will vest within 60 days of December 31, 2024, (ii) 526 shares of Class A Common Stock and 24,231,225 shares of Class B common stock, par value $0.00001 per share ("Class B Common Stock") held directly by The Brian Armstrong Living Trust, of which Mr. Armstrong is the trustee and (iii) 2,958,393 shares of Class B Common Stock held directly by The Ehrsam 2014 Irrevocable Trust, of which Mr. Armstrong is the trustee. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
Percent of class: Each Reporting Person may be deemed to be the beneficial owner of the percentage of the shares of Class A Common Stock listed on the Reporting Person's cover page. Calculations of the percentage of shares beneficially owned assume 204,910,047 shares of Class A Common Stock outstanding as of October 23, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2024, and takes into account the shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock and/or exercise of options beneficially owned by the Reporting Persons, as applicable.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Brian Armstrong: /s/ Brian Armstrong, Brian Armstrong (02/11/2025)
- The Brian Armstrong Living Trust: /s/ Brian Armstrong, Brian Armstrong, Trustee (02/11/2025)